MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The information contained in this section should be read in conjunction with (1) our unaudited condensed consolidated interim financial statements as of June 30, 2011 and for the six months then ended and related notes included in this Report of Foreign Private Issuer on Form 6-K and (2) our Consolidated Financial Statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2010 and the other information contained in that Annual Report, particularly the information under the caption “Item 5. Operating and Financial Review and Prospects”. Our condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and interpretations as issued by the International Accounting Standards Board ("IASB").

We are including segment information in our financial statements according to IFRS 8 based on our organizational structure, including internal reports in order to evaluate performance and allocate resources reviewed by our chief operating decision maker, the nature of the products and services that we provide, and the distribution channels of our sale. Selling, general and administrative expenses of headquarters operations and financial income and expenses are not included in the results of each of the operating segments. The Company presents four reportable segments: Supermarkets, Commercial and Fueling Sites, Non-Food Retail and Wholesale (“Non-Food") and Real Estate.

Our four operating segments consist of the following:

(1)
Supermarkets – We are the second largest food retailer in the State of Israel. We are engaged, through our fully held subsidiary, Mega Retail Ltd. ("Mega Retail"), in Supermarket activities, offering a wide range of food and beverage products and “Non-Food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products. As of June 30, 2011, we owned and operated 209 supermarkets in this segment. This segment also includes properties owned through our approximately 78% held subsidiary, Blue Square Real Estate (“BSRE”), in connection with the supermarket operation of our stores (including warehouses and offices).

(2)
Commercial and Fueling Sites – Through its subsidiary Dor-Alon, the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The Commercial and Fueling Sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the total operating profit. As of June 30, 2011, Dor - Alon operated 191 convenience stores, including 146 convenience stores branded “Alonit” and “Super Alonit”, 45 convenience stores operated by the AM:PM chain of stores and 193 fuel stations.

(3)
Non-Food Retail and Wholesale - we engaged through our 100% held subsidiary, Bee Group Retail Ltd. ("Bee Group"), in non-food retail and wholesale activities. As of June 30, 2011, Bee Group consisted of 263 non-food Retail outlets, mostly through franchisees, specialties in houseware and home textile, toys leisure and infant.

(4)
Real Estate – we engaged through our subsidiary, Blue Square Real Estate ("BSRE"), in the investment, promotion and development of yield generating investment properties: mainly commercial centers, logistics centers and offices and land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project in Tel Aviv.

Key Figures

	Six months ended June 30, 2010	Six months ended June 30, 2011		Convenience translation(a) six months ended June 30, 2011	Three months ended June 30, 2010	Three months ended June 30, 2011
	NIS in millions		Changes	U.S. dollars	NIS in millions		Changes
Net revenues	3,599.5	6,216	72.7%	1,820.1	1,768.7	3,208	81.3%

Gross profit	1,026.7	1,481	44.3%	433.8	513.0	752	46.6%
% Gross profit	28.5%	23.8%	-	-	29.0%	23.4%	-

Operating profit *	135.1	198	46.4%	57.9	62.5	106	71%
% Operating profit *	3.8%	3.2%	-	-	3.5%	3.3%	-

Financial expenses	56.7	56	(1.7)%	16.4	42.3	15	(64.3)%
Net income	58.2	110	88.1%	32.1	21.1	72	242.9%

* before other gains and losses and changes in fair value of investment property

**The statements of Dor - Alon were consolidated for the first time in the fourth quarter of 2010

Overview of our Activities for the Six Months ended June 30, 2011

Operating Overview

o
As a result of the inclusion of the results of Dor - Alon, the Company's sales in the first half of 2011 amounted to NIS 6,216 million (U.S. $1,820.1 million) (increase of 72.7%) and the operating profit amounted to NIS 211 million (U.S. $61.8 million)  (increase of 49% compared to the comparable period last year).

o	The net income increased by 88.1% this half year and amounted to NIS 109.5 million (U.S. $32.1 million).
o
As mentioned in note 31a of the 2010 annual report, in 2006, Dor Alon Energy in Israel (1988) Ltd.  (hereafter – Dor Alon) and Blue Square (hereafter jointly referred to as the "Purchasers") entered into an agreement with Credit Cards for Israel Ltd. (“C.A.L”) and a subsidiary of CAL – Diners Club Israel Ltd. (“Diners Israel”).

Under the agreement, the purchasers were to purchase from C.A.L 49% of the issued share capital of Diners Israel, subject to milestones set in the agreement, in consideration for a loan secured by the Diners shares.

Under the agreement with CAL, the Blue Square and Dor Alon were entitled to share with C.A.L the net income of Diners Israel in connection with the activities of the credit cards bearing the "You" name based on the respective ownership interests in Diners Israel.  In addition, the Blue Square and Dor Alon signed an agreement with C.A.L pursuant to which Loyalty Plan members are to be issued Mastercard "You" credit cards that will be treated the same as the Diners "You" credit cards for the purpose of Blue Square's agreement with Dor Alon. As further mention at the said note, on May 25, 2011, management agreed to an amendment to the agreement of principles between C.A.L, Diners Israel, Blue Square, DorAlon, and the Alon Holdings-Dor Alon Joint Loyalty Plan Partnership, pursuant to which the Blue Square and Dor Alon would have the right to 49% of the profits of Diners Israel Ltd., both related to the "You" bearing credit cards, and to all other credit cards issued by Diners, effective as of January 1st, 2011 (with the exception of certain activities the profits of which will be allocated to the parties per their respective holdings from July 1st, 2011).
Additionally, the amendment sets the terms as to the business relationship between the parties and extends the agreement until December 31, 2015, following which the agreement will be extended for additional three year terms based on the terms and conditions set in the amendment to the agreement. The amendment also sets a calculation method for the purchasing the 49% of Diners owned by the Blue Square and by Dor Alon, should the agreement between Diners and the Loyalty club not be extended.
As under IAS 39 the said agreement was treated as derivative which is carried at fair value through profit or loss, during the three and six month periods ended June 30, 2011, the Company recorded a pre-tax income of approximately NIS 70 million and NIS 100 million, respectively, to the financial income item in the statements of income.
In July 2011, all suspending conditions set forth in the agreement were completed, the amendment to the agreement came into effect and the Purchasers repaid the Loan amounting to NIS 36 million to C.A.L. As a result, commencing July 2011, the Company will account for its investment in Diners shares by the equity method.

Operating Overview of our Segments

•	In the Supermarket segment:

o
Same store sales (SSS) increased in the first half of 2011 by 1.7%1 compared to the comparable period last year. In the second quarter of 2011 the same store sales increased by 6.7%2 compared to the comparable quarter last year mainly due to the timing of the Passover holiday. Without the impact of the Passover holiday, the increase in sales in the SSS was 4.0%.

1 Gross sales of stores that operated fully in both periods.
2 Gross sales of stores that operated fully in both periods.

o	Toward the end of the first half, a public protest broke out; one of its implications in July until today was a decline in sales in the supermarkets segment. It is premature to estimate this impact.
o	Our operating profit was 3.8% and 3.4% of revenues in the second quarter and in the first half of 2011, respectively.
o	We plan to continue with the implementation of the main elements of our strategic plan that include
▪	Maintaining a market share while taking operating efficiency measures.
▪	The expansion of the "Mega in Town " chain.
▪	To complete a plan to attract club customers to the credit card channel, where we intend to double the number of customers in this track in two years and,
▪	The expansion of the private brand "Mega", which constituted over 11% of total revenues in the six month period ended June 30 2011.

•	In the Commercial and Fueling Sites segment:

o	Operating profit increased by 13%3 in the first half of 2011 compared to the comparable period last year.
o
On August 31, 2011 Dor -Alon, received from the Israeli Ministry of National Infrastructure a copy of an order pursuant to which the Ministers of Treasury and National Infrastructure decided to reduce by NIS 0.115 (U.S. $0.03) (including VAT) per liter the marketing margin in connection with the sale of full service gasoline and by NIS 0.184 (U.S. $0.05) (including VAT) per liter the marketing margin in connection with the sale of self service gasoline. The decrease in marketing margins is expected to have a material adverse effect on Dor - Alon’s profits.

Dor- Alon is examining its next steps, and on September 1, 2011, submitted a petition to the Supreme Court sitting as the High Court of Justice to suspend the effectiveness of the order and even to nullify it. )  On September 19, 2011 the Supreme Court ruled that the order shall remain in effect for the time being but ordered the Ministries of Treasury and National Infrastructure to reevaluate their decision based on updated data that Dor Alon and the other gas companies will submit to the Ministries. Dor - Alon is also examining steps to mitigate the effect on its profits resulting from the reduction of the marketing margins.

•	In the Real Estate segment:

o
On July 4, 2011, BSRE entered into an agreement with Harel Insurance Company Ltd., Dikla Insurance Company Ltd. and Y.M.E. – Ezer, Mortgage Insurance Company Ltd. (hereafter collectively – Harel), whereby Harel acquired half of the BSRE's rights in an investment property located in Kiryat Hasharon-Netanya (which a commercial center is currently being erected on) in consideration for NIS 50.6 million (U.S. $14.8 million.

3 The financial results of Dor Alon were consolidated with the Company's financial results for the first time in the fourth quarter of 2010.

As part of the transaction, the parties signed a sales agreement as well as a real estate partnership agreement settling the parties' relationship as joint owners in the real estate and the commercial center.; The agreement included clauses determining the equal distribution between the parties of costs of planning, erecting, marketing, management and operation of the said commercial center.
In the second quarter of 2011, BSRE recorded a gain from changes in fair value of the said investment property in the amount of  NIS 16 million (U.S. $4.4 million) to the statement of income.
o
"Wholesale Market" residency project in Tel Aviv – as of June 30, 2011 a subsidiary of BSRE entered into 460 sales agreements with apartment purchasers in total amount of NIS 1,063 million (including VAT).

Investments

•	Investment in IT Systems in the Supermarket Segment

o
We are still in the process of making significant investments in the main IT operating systems. These investments have a long term impact and include installation of new modern cash-registers and upgrading the trading and the chain of delivery management systems.

•	Investment in four additional stores

o
In September 2011 the Company signed an agreement with third party to acquire the activity, leasehold improvements and the equipment of four stores for a total approximately NIS 35 million (U.S. $10.2 million). The amount is subject to certain adjustments as mentioned in the agreement.

The completion of the agreement is subject to suspending conditions set in the agreement which as of financial statements' the date have not been met.

RESULTS OF ALON HOLDINGS BLUE SQUARE - ISRAEL

Six Months Ended June 30, 2011 Compared To Six Months Ended June 30, 2010

Revenues (including government levies) for the first half of 2011 were NIS 7,599.5 million (U.S. $2,225.3 million), compared to NIS 3,599.5 million in the first half of 2010 - an increase of 111.1%. The main increase in revenues was due to the inclusion of the results of Dor - Alon. Dor - Alon's revenues in the first half, including government levies of NIS 1,383.9 million (U.S. $405.2 million) amounted to NIS 3,975.0 million (U.S. $1,164.0 million). The increase in revenues also resulted from the increase in sales in the Supermarket segment of 1.1% or NIS 38.5 million (U.S. $11.3 million) mainly due to an increase in same store sales at a rate of 1.7%4 or NIS 56.1 million (U.S. $16.4 million) and due to the net opening of three stores this year. In the Commercial and Fueling Sites segment, there was an increase of revenues of 25.2%, or NIS 521.0 million (U.S. $152.6 million), which resulted from an increase in the quantitative sales as a result of opening new fueling sites, an increase in sales in the convenience stores and an increase in the price of petrol. In the Real estate segment, there was an increase of revenues of approximately 36.8%, or NIS 4 million (U.S. $1.2 million), in the rental fee income mainly due to the increase in leased premises. The overall increase in revenues was partially offset by the decrease in net revenues from external customers in the Non-food segment of approximately 1.3%, or NIS 2.8 million (U.S. $0.8 million), mainly due to a decrease in sales to franchisees in the leisure and houseware area resulting from increased competition in the sector.

Gross Profit in the first half of 2011 amounted to approximately NIS 1,481.5 million (U.S. $ 433.8 million) (approximately 23.8% of revenues) compared to gross profit of approximately NIS 1,026.7 million (28.5% of revenues) in the first half of 2010. The gross profit of the Commercial and Fueling Sites segment, which was not owned in the first half of 2010, accounted for NIS 441.4 million (U.S. $129.3 million) of the Company's gross profit in the first half of 2011.
The increase in the gross profit is mainly due to an increase in sales of the supermarkets segment (the gross operating profit amounted to 27.6% in the present half compared to 27.3% in the first half of 2010) an increase of NIS 38.5 million (U.S. $11.3 million) and an increase in the revenues of the real estate segment and was partly offset by a decrease in sales and the gross profit rate in the non-food segment.

Selling, general, and administrative expenses in the first half of 2011 amounted to approximately NIS 1,283.7 million (U.S. $ 375.9 million) compared to NIS 891.6 million in the first half of 2010, an increase of 44.0%.
The selling, general and administrative expenses of the Commercial and Fueling Sites segment, which was not owned in the first half of 2010, amounted to NIS 340.4 million (U.S. $99.7 million) of the Company's selling, general and administrative expenses in the first half of 2011. The main increase was recorded in the supermarkets segment in expenses of same  stores and was mainly due to an increase in rental fees in the amount of NIS 7.3 million (U.S. $2.1 million) affected by the change in CPI and updated lease agreements, an increase in municipal taxes in the amount of NIS 6.9 million (U.S. $2.0 million) and an increase in payroll expenses in the amount of NIS 11.5 million (U.S. $3.4 million) due to an increase in "Mega@Internet" activity and was partly offset by a decrease in advertising expenses in the amount of NIS 7.5 million (U.S. $2.2 million).

4 Gross sales of stores that operated fully in both periods.

Operating profit (before other gains and losses and increase in the fair value of investment property) in the first half of 2011 amounted to approximately NIS 197.8 million (U.S $ 57.9 million) compared to operating income of NIS 135.1 million in the first half of 2010, an increase of 46.4%. The operating profit (before other gains and losses and increase in the fair value of investment Property) of the Commercial and Fueling Sites segment, which was not owned in the first half of 2010, amounted to NIS 101.0 million (U.S. $29.6 million) of the Company's operating profit (before other gains and losses and increase in the fair value of investment Property) in the first half of 2011. The decrease in the operating profit was mainly due to increase in selling, general and administrative expenses in the supermarkets segment in an amount of NIS 32.7 million (U.S. $9.6 million) and the decrease in net sales from external customers in the non-food segment in an amount of NIS 2.8 million (U.S. $0.8 million).

Increase in fair value of investment property in the first half of 2011, the Company recorded profit from the change in the value of investment property in the amount of NIS 19.4 million (U.S $ 5.7 million) including NIS 17 million (U.S $5.0 million) from change in fair value of property in Kiryat Hasharon, Netanya, half of the rights of which property were sold after the balance sheet date, compared to NIS 13.2 million in the first half of 2010.

Other income and expenses, net in the first half of 2011 the Company recorded other expenses, net in the amount of NIS 6.3 million (U.S $ 1.8 million) compared to net expenses of NIS 7.1 million in the first half of 2010. These expenses included costs relating to the relocation of part of the BEE group companies to the new distribution center in Beer Tuvia and disposal of property and equipment.

Operating profit in the first half of 2011 was NIS 210.9 million (U.S. $61.8 million) compared to operating profit of NIS 141.1 million  in the first half of 2010, an increase of 49.4%. The operating profit of the Commercial and Fueling Sites segment, which was not owned in the first half of 2010, accounted for NIS 101.0 million (U.S. $29.6 million) of the Company's operating profit in the first half of 2011.

Financial Expenses, Net for the first half of 2011 were NIS 55.9 million (U.S. $16.4 million) compared to financial expenses, net of NIS 56.7 million in the first half of 2010. The net financial expenses of the Commercial and Fueling Sites segment, which was not owned in the first half of 2010, accounted for NIS 58.8 million (U.S. $17.2 million) of the Company's net financial expenses in the first half of 2011.  The decrease was mainly a result of finance income from the change in the fair value of the option to purchase shares of Diners in the amount of approximately NIS 101.5 million and capitalization of borrowing costs of projects under construction in the real estate segment and was partly offset by an increase in the Company's indebtedness following the purchase of Dor - Alon and the increase of the Israeli CPI (the CPI increased in the first half of 2011 by 2.16% compared to increase of 0.38% in the comparable period last year), see also " Capital Resources and Requirements" hereafter.

Taxes on Income for the first half of 2011 were approximately NIS 46.8 million (U.S. $13.7 million) (29.9% effective tax rate compared to a statutory tax rate of 24%) compared to NIS 25.7 million (effective tax rate of 30.6% compared to a statutory tax rate of 25%) in the first half of 2010.

Net Income in the first half of 2011 was NIS 109.5 million (U.S. $32.1 million) compared to net income of NIS 58.2 million in the comparable period last year. The net income for the first half of 2011 attributable to the equity holders of the company was NIS 94.9 million (U.S. $27.8 million), or NIS 1.44 per share (U.S. $0.42), while the portion attributable to the non-controlling interests was NIS 14.5 million (U.S. $4.3 million).

Results for the Second Quarter of 2011

Gross Revenues (including government levies) for the second quarter of 2011 were NIS 3,890.0 million (U.S. $1,139.1 million) compared to revenues of approximately NIS 1,768.7 million in the comparable quarter last year, an increase of 119.9%. The majority of the increase in revenues derived from including the results of Dor - Alon. The increase in revenues was due to the inclusion of the results of Dor - Alon. Dor - Alon's revenues in the second quarter, including government levies of NIS 681.5 million (U.S. $199.6 million) amounted to NIS 2,016.9 million (U.S. $590.6 million).
The increase in the revenues compared to the comparable quarter last year was mainly due to the timing of the Passover holiday, which fell this year on April 19 compared to March 29 last year. The Passover sales in the Non-food and Supermarket segment were mainly included in the second quarter this year whereas last year's results were mainly included in the first quarter.
For more information, please see "Segment Information Analysis" below.

Gross Profit of the second quarter of 2011 amounted to approximately NIS 752.0 million (U.S. $220.2 million) compared to gross profit of approximately NIS 513.0 million in the comparable quarter of 2010. The gross profit of the Commercial and Fueling Sites segment, which was not owned in the second quarter of 2010, accounted for NIS 222.3 million (U.S. $65.1 million) of the Company's gross profit in the second quarter of 2011. The increase in the gross profit mainly derived from an increase in sales of the supermarkets and non-food segments and was partly offset by decrease in the gross profit rate mainly in the Supermarkets segments due to the Passover timing (the gross profit rate amounted to 27.2% in the current quarter compared to gross profit rate of 28.2% in the comparable quarter last year).

Selling, General and Administrative Expenses in the second quarter of 2011 amounted to NIS 646.0 million (U.S. $189.2 million) compared to approximately NIS 450.5 million in the comparable quarter, an increase of approximately 43.4%. The selling, general and administrative expenses of the Commercial and Fueling Sites segment, which was not owned in the second quarter of 2010, accounted for NIS 172.3 million (U.S. $50.5 million) of the Company's selling, general and administrative expenses in the second quarter of 2011. The majority of the increase was recorded in the Supermarkets segments in the same stores expenses an increase of NIS 7.6 million (U.S. $ 2.2 million) and derived mainly from the same reasons described above in the analysis of the first half of 2011 results.

Operating Profit (before other gains and losses and increases in the fair value of investment property) in the second quarter of 2011 amounted to NIS 106.0 million (U.S $31.0 million) compared to NIS 62.5 million in the second quarter of 2010, an increase of 69.7%. The operating profit (before other gains and losses and increases in the fair value of investment property) of the Commercial and Fueling Sites segment, which was not owned in the second quarter of 2010, accounted for NIS 50.6 million (U.S. $14.8 million) of the Company's operating profit (before other gains and losses and increases in the fair value of investment property) in the second quarter of 2011.

Change in the Fair Value of Investment Property In the second quarter of 2011, the Company recorded gain from appreciation of investment property in the amount of NIS 16.4 million (U.S $ 4.8 million) including NIS 15 million (U.S $ 4.4 million) from change in fair value of property in Kiryat Hasharon in Netanya, half of which was sold after the balance sheet date, compared to NIS 10.9 million in the comparable quarter last year.

Other income and expenses, Net In the second quarter of 2011, the Company recorded other expenses, net of NIS 4.4 million (U.S. $ 1.3 million), compared to net expenses of NIS 5.9 million in the comparable quarter. The expenses this quarter included costs relating to the transfer of certain BEE Group companies to the new logistic center in Beer Tuvia and the disposal of the property and equipment.

Operating Profit amounted to approximately NIS 118.1 million (U.S. $ 34.6 million) compared to operating profit of NIS 67.5 million in the second quarter of 2010 The operating profit of the Commercial and Fueling Sites segment, which was not owned in the second quarter of 2010, accounted for NIS 49.9 million (U.S. $14.6 million) of the Company's operating profit in the second quarter of 2011. The majority of the increase derives from the increase in sales as a result of the Passover holiday, as described above, and an increase in revenues from Real estate segment due to revaluation gains and was partly offset by an increase in selling, general and administrative expenses.

Financial Expenses, net, for the second quarter of 2011 were NIS 15.2 million (U.S. $4.5 million) compared to financial expenses, net of NIS 42.3 million in the comparable quarter last year. The decrease in financial expenses, net in this quarter compared to the same quarter last year was mainly due to changes in the value of Diners option that contributed this quarter an income of NIS 70 million (U.S. $20.4 million). The decrease in financial expenses was mainly offset from an increase of the Company's indebtedness following the purchase of Dor - Alon and the increase of the CPI (the CPI increased in the second quarter of 2011 by 1.27% compared to an increase of 1.34% in the comparable period last year).

Taxes on Income for the second quarter of 2011 amounted to NIS 31.1 million (U.S. $9.1 million) (effective tax rate of 30.2% compared to a statutory tax rate of 24%) compared to tax expenses of NIS 4.1 million (effective tax rate of 16.3% compared to a statutory tax rate of 25%) in the corresponding quarter last year.

Net Income for the second quarter of 2011 amounted to NIS 71.8 million (U.S. $ 21.0 million) compared to a net income of NIS 21.1 million in the second quarter of 2010. The increase in the net income in this quarter compared to the corresponding quarter last year derived mainly from including the results of Dor - Alon and the effect of Diners option on financial expenses, net and the taxes on income. The net income for the second quarter of 2011 attributable to equity holders of the Company, was NIS 64.9 million (U.S. $19.0 million), or NIS 0.99 per share (U.S. $ 0.29), while the portion attributable to the non-controlling interests was NIS 6.9 million (U.S. $2.0 million).

Segment Information Analysis

Segment Information Analysis for the first six months of 2011

Supermarkets Segment

	For the six months ended June 30			Convenience translation(a) for the six months ended June 30
	2011	2010	% Change	2011
	NIS in thousands			U.S. dollars
Segment Revenues	3,402,999	3,364,527	1.1%	996,486
Segment profit	116,288	126,333	(8.0)%	34,052
Segment profit as a percentage of segment revenues	3.4%	3.8%	-	N/A

	For the six months ended June 30		Convenience translation(a) for the six months ended June 30
	2011	2010	2011
	NIS	NIS	U.S.$

Increase (decrease) in same store sales*	1.7%	(2.1)%	NA

Number of stores at end of period	209	206	NA
Stores opened during the period	4	4	NA
Stores closed during the period	1	1	NA

Total square meters at end of period	369,600	369,900	NA
Square meters added during the period, net	3,400	4,900	NA

Sales per square meter	9,160	9,248	2,682

Sales per employee (in thousands)	481	497	141
* Compared with the same period in the prior fiscal year, net of discounts sales.

Revenues for the Supermarkets segment in the first half of 2011 amounted to NIS 3,403.0 million (U.S. $996.5 million) as opposed to NIS 3,364.5 million in the first half of 2010, an increase of 1.1%. The increase in revenues was mainly due to an increase in same store sales (SSS) at a rate of 1.7% and due to the net opening of three stores this year.

The SSS during the first half of 2011 were NIS 3,284.8 million (U.S. $961.9 million) compared to NIS 3,228.7 million in the corresponding period last year. The sales from the addition of our new stores for the first half of 2011 were NIS 117.0 million (U.S. $34.3 million) compared to NIS 135.8 million in the corresponding period last year.

Profit for the Supermarkets segment in the first half of 2011 decreased by 8.0% to NIS 116.3 million (U.S $ 34.1 million) (3.4% of segment revenues) compared to the segment profit of NIS 126.3 million (3.8% of segment revenues) in the corresponding period last year. The decrease in the segment profit was mainly due to increase in selling, general and administrative expenses in the supermarkets segment.

Commercial and Fueling Sites segment

	For the Six month ended June 30			Convenience translation(a) for the six months ended June 30
	2011	2010	% Change	2011
	NIS in millions			U.S.$
Segment Revenues	2,591,105	-	N/A	758,742
Segment profit	100,908	-	N/A	29,548
Segment profit as a percentage of segment revenues	3.9%	-	-	N/A

The net revenues in the commercial and Fueling Sites segment in the first half of 2011 amounted to NIS 2,591.1 million (U.S. $758.7 million) as compared to NIS 2,070.1 million in the first half of 20105, an increase of 25.2%. The main increase stems from increase in the quantitative sales as a result of opening new Fueling Sites, an increase in sales in the convenience stores and an increase in the price of petrol.

Profit for the Commercial and Fueling Sites segment amounted to NIS 100.9 million (U.S. $29.5 million) (3.9% of net revenues).

5  The results of Dor Alon were included effective October 3, 2010 in the results of Alon Holdings. The data for the first half of 2010 were included in this report in order to enable analysis and trends of the segment performance.

Non Food Retail and Wholesale Segment

	For the Six month ended June 30%			Convenience translation(a) for the six months ended June 30
	2011	2010	Change	2011
	NIS in thousands			U.S.$
Segment Revenues	241,741	251,816	(4.0)%	70,788
Segment profit (loss)	(6,527)	9,583	(168.1)%	(1,911)
Segment profit (loss) as a percentage of segment revenues	(2.7)%	3.8%	-	N/A

Revenues for the Non-food segment decreased by approximately 1.3% from NIS 224.2 million in the first half of 2010 to NIS 221.4 million (U.S. $64.8 million) in the first half of 2011. The decrease in revenues was mainly due to a decrease in sales to franchisees in the leisure and houseware area due to increased competition in the sector.

Loss for the Non Food Retail and Wholesale segment in the first half of 2011 amounted to NIS 6.5 million (U.S $ 1.9 million) (2.7% of segment revenues) compared to the segment profit of NIS 9.5 million (3.8% of segment revenues) in the corresponding period in 2010. The decrease in the segment profit was due to a decrease in sales in the houseware area, change in the composition of sales and due to one-off costs of NIS 2.2 million due to the transfer to the new logistics center for the Non-food segment group.

Real Estate Segment

	For the Six month ended June 30			Convenience translation(a) for the six months ended June 30
	2011	2010	Change %	2011
	NIS in thousands			U.S. dollars
Segment Revenues	14,713	10,754	36.8%	4,308
Appreciation of Investment Property	19,445	13,187	47.5%	5,694
Segment profit	25,749	17,531	46.9%	7,540
Segment profit as a percentage of segment revenues	175%	163.0%	-	N/A

Revenues for the Real Estate segment, consisting of rental fee income, increased by approximately 36.8% from NIS 10.8 million in the first half of 2010 to NIS 14.7 million (U.S. $4.3 million) in the first half of 2011. The increase in revenues is mainly due to the increase in leased premises.

Change in the fair value of Investment Property. In the first half of 2011, the Real Estate segment recorded profit from the increase in the value of investment property in the amount of NIS 19.4 million (U.S $ 5.7 million) including NIS 15 million (U.S $ 4.4 million) from revaluation of property in Kiryat Hasharon, Netanya, half of which was sold after the balance sheet date, compared to NIS 13.2 million in the first half of 2010.

Profit for the Real Estate segment in the first half of 2011 increased by 46.9% to NIS 25.8 million (U.S $ 7.5 million) compared to the segment profit of NIS 17.5 million in the corresponding period. The increase in the segment profit was due to the increase in gain from appreciation, as described above.

Segment Information Analysis for the second quarter

Supermarkets Segment

	For the three months ended June 30			Convenience translation(a) for the three months ended June 30
	2011	2010	% Change	2011
	NIS in thousands			U.S. dollars
Segment Revenues	1,766,464	1,674,632	5.5%	517,266
Segment profit	66,716	67,971	(1.8)%	19,536
Segment profit as a percentage of segment revenues	3.8%	4.1%	N/A	N/A

	For the three months ended June 30		Convenience translation(a) for the three months ended June 30
	2011	2010	2011
	NIS	NIS	U.S.$

Increase (decrease) in same store sales*	5.7%	(5.2)%	NA

Number of stores at end of period	209	206	NA
Stores opened during the period	-	1	NA
Stores closed during the period	-	1	NA

Total square meters at end of period	369,600	369,900	NA
Square meters added during the period, net	-	(200)	NA

Sales per square meter	4,824	4,591	1,413

Sales per employee (in thousands)	252	249	74

* Compared with the same period in the prior fiscal year, net of discounts sales.

Revenues for the Supermarket segment increased by 5.5% from NIS 1,674.6 million in the second quarter of 2010 to NIS 1,766.5 million (U.S $517.3 million) in the second  quarter of 2011. The increase in revenues was mainly due to an increase in same store sales (SSS) at a rate of 5.7% was mainly derived from the timing of the Passover holiday.

The SSS during the second quarter of 2011 were NIS 1,704.7 million (U.S. $499.2 million) compared to NIS 1,612.7 million in the corresponding quarter last year.
The sales from the addition of our new stores for the second quarter of 2011 were NIS 60.7 million (U.S. $17.8 million) compared to NIS 97.2 million in the corresponding quarter last year.

Profit for the Supermarkets segment in the second quarter of 2011 decreased by 1.8% to NIS 66.7 million (U.S $ 19.5 million) (3.8% of segment revenues) compared to the segment profit of NIS 68.0 million (4.1% of segment revenues) in the corresponding quarter. The decrease in the segment profit was due to the increase in selling, general and administrative expenses in the supermarkets segment.

Commercial and Fueling Sites segment

	For the three month ended June 30			Convenience translation(a)for the three months ended June 30
	2011	2010	% Change	2011
	NIS in millions			U.S.$
Segment Revenues	1,335,382	-	N/A	391,034
Segment profit	50,579	-	N/A	14,811
Segment profit as a percentage of segment revenues	3.8%	-	N/A	N/A

Revenues of the Commercial and Fueling Sites segment for the second quarter of 2011 amounted to NIS 1,335.4 million (U.S. $391.0 million) as compared to NIS 1,077.1 million in the comparable quarter of 20106. The increase in revenues derived from the same reasons described in the analysis of the first half of 2011 results.

Profit for the Commercial and Fueling Sites segment amounted to NIS 50.6 million (U.S. $14.8 million) (3.8% of net revenues).

6  The results of Dor Alon were included effective October 3, 2010 in the results of Alon Holdings. The data for the first half of 2010 were included in this report in order to enable analysis and trends of the segment performance.

Non Food Retail and Wholesale Segment

	For the three months ended June 30			Convenience translation(a) for the three months ended June 30
	2011	2010	Change %	2011
	NIS in thousands			U.S. dollars
Segment Revenues	115,853	99,546	16.4%	33,925
Segment loss	(7,374)	(8,946)	(17.6)%	(2,159)
Segment loss as a percentage of segment revenues	(6.4)%	(9.0)%	N/A	N/A

Revenues for the Non - Food segment increased by 18.7% from NIS 88.7 million in the second quarter of 2010 to NIS 105.3 million (U.S. $30.8 million) in the current quarter. The increase mainly derived from the timing of the Passover holiday.

Loss for the Non Food Retail and Wholesale segment in the second quarter of 2011 increased to NIS 7.4 million (U.S $ 2.2 million) (6.4% of segment revenues) compared to the segment loss of NIS 8.9 million (9.0% of segment revenues) in the corresponding quarter in 2010. The decrease in the segment loss was due to a increase in sales resulting from the timing of Passover as mentioned above.

Real Estate Segment

	For the three months ended June 30			Convenience translation(a) for the three months ended June 30
	2011	2010	Change %	2011
	NIS in thousands			U.S. dollars
Segment Revenues	8,441	5,340	58.1%	2,472
Change in fair value of Investment Property	16,390	10,913	50.2%	4,799
Segment profit	20,180	14,287	41.2%	5,909
Segment profit as a percentage of segment revenues	239.1%	267.5%	N/A	N/A

Revenues for the  Real Estate segment, consisting of rental fee income from external parties, increased to NIS 8.4 million (U.S. $2.5 million) in the second quarter of 2011 compared to NIS 5.3 million in the second quarter of 2010 due to the increase in leased premises.

Change in the Fair Value of Investment Property. In the second quarter of 2011, the Company recorded gain from appreciation of investment property in the amount of NIS 16.4 million (U.S $ 4.8 million) including NIS 16 million (U.S $ 4.7 million) from revaluation of property in Kiryat Hasharon in Netanya, half of which was sold after the balance sheet date, compared to NIS 10.9 million in the comparable quarter last year.

Profit for the Real Estate segment in the second quarter of 2011 increased by 41.2% to NIS 20.2 million (U.S $ 5.9 million) (239.1% of segment revenues) compared to the segment profit of NIS 14.3 million (267.5% of segment revenues) in the corresponding quarter of 2010. The increase in the segment profit was mainly due to the increase in the gain from appreciation, as described above.

LIQUIDITY, CAPITAL RESOURCES AND CAPITAL REQUIREMENTS OF ALON HOLDINGS BLUE - SQUARE ISRAEL

The following discussion presents an analysis of our cash flows for the six months and three months ended June 30, 2011 compared to six months and three months ended June 30, 2010.

Cash Flows in the first half of 2011

Cash Flows from Operating Activities: Net cash flows deriving from operating activities in the first half of 2011 amounted to NIS 434.5 million (U.S. $127.2 million) compared to cash flows from operating activities of NIS 85.9 million in the first half of 2010. The inclusion of Dor - Alon's results contributed to the cash flow from operating activities in the first half of 2011 the amount of NIS 58.9 million (U.S. $17.2 million).
The increase in cash flows from operating activities was mainly due to a decrease in working capital in the Supermarket segment and from the increase in advances from purchasers of apartments of NIS 95.4 million (U.S. $27.9 million). The cash flows from operating activities in the first half of 2010 included the acquisition of real estate inventories in the amount of NIS 121.7 million.

Cash Flows from Investing Activities: Net cash flows used in investing activities in the first half of 2011 amounted to approximately NIS 300.3 million (U.S. $87.9 million) compared to net cash flows of NIS 376.9 million used in investing activities in the first half of 2010. Cash flows used in investing activities in the first half of 2011 included mainly purchases of property and equipment, investment property and intangible assets, in a total amount of NIS 176.6 million (U.S. $51.7 million), the grant of short term loans of NIS 62.3 million (U.S. $18.2 million), mainly to controlling shareholders and investment in restricted deposits in the amount of NIS 95.4 million (U.S. $27.9 million). Cash flows used in investing activities in the first half of 2010 included mainly purchases of property and equipment, intangible assets, investment property and payments on account of real estate in a total amount of NIS 151.6 million and a net investment in marketable securities of NIS 216.9 million, the grant of a loan of NIS 18.9 million to a proportionally consolidated company.

Cash Flows from Financing Activities: Net cash flows used in financing activities in the first half of 2011 amounted to NIS 125.0 million (U.S $36.6 million) compared to net cash flow used in financing activities of NIS 58.2 million in the first half of 2010. Cash flows used in financing activities in the first half of 2011 included mainly repayment of bonds in the amount of NIS 138.5 million (U.S. $40.6 million), repayment of long term loans in the amount of NIS 126.1 million (U.S. $36.9 million), and interest paid in the amount of NIS 110.3 million (U.S. $32.3 million), this was offset by an increase in short term bank credit in the amount of NIS 169.9 million (U.S. $49.8 million) and increase in receipt of long term loans in the amount of NIS 109.5 million (U.S. $32.1 million). Net Cash flows used in financing activities in the first half of 2010 included mainly repayment of long term loans of NIS 73.4 million, interest paid in the amount of NIS 58.5 million, payment of dividends of NIS 75 million to the Company's shareholders and NIS 17.6 million to the non-controlling interests and acquisition of treasury shares of NIS 4.3 million. This was offset by an increase in short term credit, net in the amount of NIS 166.3 million.

Cash Flows in the Second Quarter of 2011

Cash Flows from Operating Activities: Net cash flows provided by operating activities, amounted to NIS 218.5 million (U.S. $ 63.9 million) in the second quarter of 2011 compared to NIS 64.3 million in the comparative quarter last year. The increase in cash flows from operating activities was mainly due to the increase in the pre-tax income and decrease in the purchases of real estate inventories. The cash flows from operating activities in the second quarter of 2010 included the acquisition of real estate inventories in the amount of NIS 121.7 million.

Cash Flows from Investing Activities: Net cash flows used in investing activities in the second quarter of 2011  amounted to NIS 83.9 million (U.S. $24.6 million) compared to net cash flows of NIS 327.5 million from investing activities in the corresponding quarter of the previous year. The cash flows used in investing activities in the second quarter of 2011 mainly included the purchase of property and equipment, intangible assets investment property of NIS 85.8 million (U.S. $25.1 million), investments in restricted deposits of NIS 8.1 million (U.S. $2.4 million), and investment in short term deposits, net in the amount of NIS 3.2 million (U.S. $0.9 million) and was offset by interest received amounting to NIS 7.7 million (U.S. $2.2 million). Cash used in investing activities in the second quarter of 2010 mainly included the purchase of property and equipment, intangible assets investment property and payments on account of real estate in a total amount of NIS 112.3 million and net investment in marketable securities of NIS 200.7 million.

Cash Flows used in Financing Activities: Net cash flows used in financing activities amounted to NIS 135.1 million (U.S $ 39.6 million) in the second quarter of 2011 as compared to net cash from financing activities of NIS 4.8 million in the corresponding quarter last year. Cash flows used in financing activities in the second quarter of 2011 included mainly repayment of bonds of NIS 136.3 million (U.S. $39.9 million), repayment of long term loans of NIS 66.6 million (U.S. $19.5 million) and interest paid in the amount of NIS 54.6 million (U.S. $16.0 million) and was offset by long term loans received of NIS 107.0 million (U.S. $31.3 million), change in short term credit of NIS 32.7 million (U.S. $9.6 million). Cash flows from financing activities in the second quarter of 2010 included mainly an increase in short term credit net in the amount of NIS 58.6 million net of the repayment of long term loans amounting to NIS 34.8 million and interest paid in the amount of NIS 19.8 million.

Capital Resources and Requirements

Our capital resources consist of a variety of short and long-term financial instruments, including loans from financial institutions, commercial paper, listed and non-listed debentures and convertible debentures. In addition, other capital resources consist of liquid resources such as cash and cash equivalents, future cash flows from operating activities and current available-for-sale financial assets.

Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating activities, and dividend payments.

Total debt relates to our debentures, loans from banks and others, and other financial indebtedness such as commercial paper. Total debt is comprised of short-term debt and current maturities of long-term debt as well as long-term debt, as stated on the consolidated statements of financial position.

Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near-term obligations. Total liquidity is comprised of cash and cash equivalents as well as currently available financial assets, as stated on the consolidated balance sheets.

Net debt results from total debt less total liquidity. Management uses the net debt measure for internal corporate finance management, as well as for external communication with rating agencies, and accordingly we believe that presentation of net debt is useful for investors. Net debt should not be considered in isolation as an alternative to short-term debt and long-term debt as presented in accordance with IFRS.

	For the Six months ended June 30,		Year ended December 31,	Convenience translation for June 30
	2011	2010	2010	2011
	NIS In thousands			U.S. dollars
Credit and loans from banks and others (current)	970,312	427,787	768,055	284,132
Current maturities of debentures and convertible debentures	140,980	76,235	202,769	41,283
Long-term from banks and others, net of current maturities	1,362,958	541,528	1,399,159	399,109
Convertible debentures, net of current maturities	119,101	132,334	117,801	34,876
Debentures, net of current maturities	2,140,119	1,261,208	2,183,093	626,682
Total debt	4,733,470	2,439,092	4,670,877	1,386,082
Cash and cash equivalents	125,637	262,517	125,956	36,790
Short-term bank deposit	95,203	-	98,084	27,878
Investment in securities (current)	291,867	431,786	310,237	85,466
Short term loans to controlling share holders	76,899	-	-	22,518
Current maturities of loans receivable	6,364	-	10,699	1,864
Investment in securities (non - current)	29,128	-	30,327	8,529
Loans receivable, net of current maturities	143,068	-	176,043	41,894
Total liquidity	768,166	694,303	751,346	224,939
	3,965,304	1,744,789	3,919,531	1,161,143

For further information on changes in net debt please refer to “Cash flow - First six months of 2011 compared to first six months of 2010 - Financing activities” above.

We believe that our cash balances and cash generated from operations will be sufficient to meet our anticipated cash requirements for the next 12 months.

Subsequent events

•	For the developments in the Diners transaction – see "Operating Overview" above.
•	For development in the investment in four additional stores – see"Iinvestments" above.
•	For the developments in the contingencies, see note 9 to the financial statements as of June 30, 2011.
•	In August 2011 the Convertible Debentures (Series B) of the Company were repaid in full.

###

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at June 30, 2011: U.S. $1.00 equals NIS 3.415. The translation was made solely for the convenience of the reader.

This Management’s Discussion and Analysis contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.